Exhibit 99.2

EXPLANATORY NOTE

Studio City Finance Limited’s Quarterly Report

for the Three and Six Months Ended June 30, 2013

This quarterly report serves to provide Holders of Studio City Finance Limited’s US$825,000,000 8.50% senior notes due 2020 (the “Studio City Notes”) with Studio City Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three and six months ended June 30, 2013, together with the related information, pursuant to the terms of the indenture, dated November 26, 2012, relating to the Studio City Notes. Studio City Finance Limited is a subsidiary of Melco Crown Entertainment Limited.

Studio City Finance Limited

Report for the Second Quarter of 2013

TABLE OF CONTENTS

INTRODUCTION	1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	3

EXCHANGE RATE INFORMATION	4

FINANCIAL CONDITION AND RESULTS OF OPERATIONS	5

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-1

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•

“Additional Development” refers to the additional development project on the Studio City site, which is expected to include an additional 5-star luxury hotel and related facilities, retail, entertainment and gaming expansion capacity;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“HKSE” refers to The Stock Exchange of Hong Kong Limited;

•	“Macau” and “Macau SAR” refer to the Macau Special Administrative Region of the People’s Republic of China;

•

“MCE” refers to Melco Crown Entertainment Limited, a company incorporated in the Cayman Islands whose shares are listed on both the NASDAQ Global Market and HKSE, and which, through its wholly owned subsidiary MCE Cotai Investments Limited, owns a 60% interest in SCI;

•

“New Cotai Holdings” refers to New Cotai Holdings, LLC, a Delaware limited liability company primarily owned by U.S. investment funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P.;

•	“New Cotai, LLC” refers to New Cotai, LCC, a Delaware limited liability company owned by New Cotai Holdings;

•	“Parent” refers to Melco Crown Entertainment Limited, a Cayman Islands exempted company with limited liability;

•	“Patacas” and “MOP” refer to the legal currency of Macau;

•

“SCI” refers to Studio City International Holdings Limited (formerly known as Cyber One Agents Limited), a company incorporated in the British Virgin Islands with limited liability, and an indirect parent of our company;

•	“Shareholders” refers to MCE Cotai, a wholly-owned, indirect subsidiary of MCE, and New Cotai, a wholly-owned, indirect subsidiary of the U.S. Shareholders;

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau to be developed, consisting of the Studio City Project and the Additional Development;

•	“Studio City Holdings” refers to Studio City Holdings Limited, a company incorporated in the British Virgin Islands and our intermediate holding company;

•	“Studio City Hong Kong” refers to Studio City (HK) Limited, a Hong Kong incorporated company and a wholly owned subsidiary of SCI;

•	“Studio City Notes” refer to Studio City Finance Limited’s US$825,000,000 8.50% senior notes due 2020;

•

“Studio City Project” or the “Project” refers to the first phase of our project to develop the Studio City site into a large-scale integrated leisure resort called “Studio City” combining 5-star luxury hotel and related facilities, gaming capacity, retail, attractions and entertainment venues (including a multipurpose entertainment studio);

•

“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013, entered into between, among others, Studio City Company Limited as borrower and certain subsidiaries as guarantors for a total sum of HK$10,855,880,000 (equivalent to approximately US$1.4 billion) and consisting of a delayed draw term loan facility and revolving credit facility;

•	“US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we”, “us”, “our company” and “our” refer to Studio City Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2013.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Moreover, because we operate in a heavily regulated and evolving industry, may become highly leveraged, and operate in Macau, a market that has recently experienced extremely rapid growth and intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

EXCHANGE RATE INFORMATION

Although we will have certain expenses and revenues denominated in Patacas, our revenues and expenses will be denominated predominantly in H.K. dollars and in connection with a portion of our indebtedness and certain expenses, U.S. dollars. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars in this quarterly report were made at a rate of HK$7.78 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and it, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on June 28, 2013 in New York City for cable transfers in H.K. dollar per U.S. dollar, as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board of the United States, or the Federal Reserve Board, was HK$7.7560 to US$1.00. On August 16, 2013, the noon buying rate was HK$7.7542 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this quarterly report were made at the exchange rate of MOP8.0134 = US$1.00. The Federal Reserve Board does not certify for customs purposes a noon buying rate for cable transfers in Patacas.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Results of Operations

We are currently in the development stage, and as a result there is no revenue and cash provided by our intended operations. Accordingly, the activities reflected in our consolidated statements of operations mainly relate to general and administrative expenses, amortization of land use right, interest expenses, other finance costs and pre-opening costs. Consequently, as is typical for a development stage company, we have incurred losses to date and expect these losses to continue to increase until we commence commercial operations with the planned opening of the Studio City Project in mid-2015.

Three Months Ended June 30, 2013 Compared to Three Months Ended June 30, 2012

For the second quarter of 2013, we had a net loss of US$22.6 million, an increase of US$20.4 million from a net loss of US$2.2 million for the second quarter of 2012, primarily due to our continuous development on Studio City, resulting an overall increase in our operating costs and expenses relating to amortization of land use right as well as an increase in interest expenses, net and other finance costs.

Amortization of land use rights expenses for the second quarter of 2013 were US$3.0 million, an increase of US$1.4 million from US$1.6 million incurred for the second quarter of 2012. The increase was primarily due to the amended Studio City land concession contract in July 2012.

Pre-opening costs for the second quarter of 2013 were US$0.7 million, compared to US$0.6 million incurred for the second quarter of 2012.

Interest expenses, net for the second quarter of 2013 were US$11.8 million. The net interest expenses mainly represented US$18.5 million interest expenses incurred for the Studio City Notes issued in November 2012 and US$1.2 million interest expenses on Studio City land use right payable, offset in part by the interest capitalization of US$7.9 million associated with the Studio City construction and development projects.

Other finance costs for the second quarter of 2013 of US$6.6 million, included US$0.4 million of amortization of deferred financing costs associated with the Studio City Notes issued in November 2012 and loan commitment fees of US$6.2 million associated with the Studio City Project Facility.

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012

For the six months ended June 30, 2013, we had a net loss of US$44.1 million, an increase of US$40.1 million from a net loss of US$4.0 million for the six months ended June 30, 2012, primarily due to our continuous development on Studio City, resulting an overall increase in our operating costs and expenses relating to amortization of land use right as well as an increase in interest expenses, net and other finance costs.

Amortization of land use rights expenses for the six months ended June 30, 2013 were US$6.1 million, an increase of US$3.3 million from US$2.8 million incurred for the six months ended June 30, 2012. The increase was primarily due to the amended Studio City land concession contract in July 2012.

Pre-opening costs for the six months ended June 30, 2013 were US$1.4 million, compared with US$1.2 million incurred for the six months ended June 30, 2012.

Interest expenses, net for the six months ended June 30, 2013 were US$24.7 million. The net interest expenses mainly represented US$36.0 million interest expenses incurred for the Studio City Notes issued in November 2012 and US$2.4 million interest expenses on Studio City land use right payable, offset in part by the interest capitalization of US$13.7 million associated with the Studio City construction and development projects.

Other finance costs for the six months ended June 30, 2013 of US$11.3 million, included US$0.8 million of amortization of deferred financing costs associated with the Studio City Notes issued in November 2012 and loan commitment fees of US$10.5 million associated with the Studio City Project Facility.

Liquidity and Capital Resources

We have relied and intend to rely on shareholder equity contributions and/or subordinated loans from our shareholders, net proceeds from Studio City Notes and a portion of the Studio City Project Facility to meet our development project needs through the opening of the Studio City Project. As a development stage company relying on such financing sources, our working capital balance may be negative from time to time as the source of funds will be from long-term debt while our liabilities are current. See “— Indebtedness and Capital Contributions” for further details. In addition, we expect our cash outflow to increase as we will have substantial payment obligations relating to various development capital expenditure, pre-opening and working capital expenses and debt financing obligations during the construction period.

As of June 30, 2013, we held restricted cash and cash equivalents of approximately US$777.4 million. The restricted cash comprised of net proceeds from offering of Studio City Notes and the unspent cash from the capital injection for the Studio City Project from the advance from immediate holding company, Studio City Holdings, both of which were restricted only for payment of construction and development costs and other project costs of the Studio City Project in accordance with Studio City Notes and Studio City Project Facility terms.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	(In thousands of US$)
Net cash used in operating activities	$(29,528)	$(1,749)	$(29,903)	$(1,849)
Net cash used in investing activities	(12,436)	(51,322)	(84,237)	(63,658)
Net cash provided by financing activities	41,964	55,848	114,140	64,871

Net increase (decrease) in cash and cash equivalents	—	2,777	—	(636)
Cash and cash equivalents at beginning of period	—	1,980	—	5,393

Cash and cash equivalents at end of period	$—	$4,757	$—	$4,757

Operating Activities

We are currently developing the Studio City Project and therefore there is no revenue and cash generated from our intended operations. Net cash used in operating activities during the presented periods in this quarterly report mainly represents general and administrative expenses and pre- opening costs paid during the period. For the three months ended June 30, 2013 and 2012, net cash used in operating activities were US$29.5 million and US$1.7 million respectively. While for the six months ended June 30, 2013 and 2012, net cash used in operating activities were US$29.9 million and US$1.8 million respectively.

Investing Activities

Net cash used in investing activities was US$12.4 million for the three months ended June 30, 2013, primarily due to capital expenditure payments of US$57.2 million and advance payments for constructions of US$12.9 million, partially offset by the decrease in restricted cash of 57.6 million.

The decrease in restricted cash of US$57.6 million was primarily due to withdrawal and payment of Studio City Project costs of US$100.2 million during the three months ended June 30, 2013 from bank accounts that are restricted for Studio City Project costs in accordance with the terms of the Studio City Notes and Studio City Project Facility, partially offset by the funds transfer from Studio City Holdings, our immediate holding company, of US$42.6 million as described below.

Cash used in investing activities was US$51.3 million for the three months ended June 30, 2012, primarily due to the payment of land use right of US$35.4 million and capital expenditure payments of US$15.9 million.

Net cash used in investing activities was US$84.2 million for the six months ended June 30, 2013, primarily due to capital expenditure payments of US$113.3 million, advance payments for constructions of US$38.6 million and payment of land use right of US$22.1 million, partially offset by the decrease in restricted cash of US$89.7 million.

The decrease in restricted cash of US$89.7 million was primarily due to withdrawal and payment of Studio City Project costs of US$258.3 million during the six months ended June 30, 2013 from bank accounts that are restricted for Studio City Project costs in accordance with the terms of the Studio City Notes and Studio City Project Facility, partially offset by the funds transfer from Studio City Holdings, our immediate holding company, of US$168.6 million as described below.

Cash used in investing activities was US$63.7 million for the six months ended June 30, 2012, primarily due to the payment of land use right of US$35.4 million and capital expenditure payments of US$28.3 million.

Financing Activities

Net cash provided by financing activities was US$42.0 million for the three months ended June 30, 2013, primarily from the advances from Studio City Holdings, our immediate holding company, which are unsecured and non-interest bearing, of US$42.6 million. The advances from Studio City Holdings of US$42.6 million was sourced through capital injections from MCE and New Cotai, LLC, shareholders of SCI. These were offset in part by the prepaid debt issuance costs of US$0.6 million associated with Studio City Project Facility.

Cash provided by financing activities were US$55.8 million for the three months ended June 30, 2012. The amounts represent fund transfer from Studio City Hong Kong, our affiliated company.

Net cash provided by financing activities was US$114.1 million for the six months ended June 30, 2013, primarily from the advances from Studio City Holdings, our immediate holding company, which are unsecured and non-interest bearing, of US$168.6 million. The advances from Studio City Holdings of US$168.6 million was sourced through capital injections from MCE and New Cotai, LLC, shareholders of SCI. These were offset in part by the prepaid debt issuance costs of US$52.9 million associated with Studio City Project Facility and payment of debt issuance cost associated with Studio City Notes of US$1.6 million.

Cash provided by financing activities were US$64.9 million for the six months ended June 30, 2012. The amounts represent fund transfer from Studio City Hong Kong, our affiliated company.

Indebtedness and Capital Contributions

As of June 30, 2013, our indebtedness amounted to US$825.0 million which represented the outstanding principal balance under the Studio City Notes. Under our Studio City Project Facility, we have HK$10,855,880,000 (equivalent to approximately US$1.4 billion), comprising a five year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) delayed draw term loan facility and a HK$775,420,000 (equivalent to approximately US$100 million) revolving credit facility. The entire Studio City Project Facility remains available for future drawdown, subject to satisfaction of certain conditions precedent.

There was no change in our indebtedness as of June 30, 2013 as compared to March 31, 2013.

Subsequent to June 30, 2013, MCE and New Cotai, LLC, shareholders of SCI, further contributed US$150.0 million to the Studio City Project in accordance with the shareholder agreement. MCE and New Cotai, LLC have contributed US$640.0 million in total as of the date of this quarterly report. Our shareholders are expected to provide total equity contributions and/or subordinated loans of US$825.0 million and SCI is expected to procure completion support of US$225.0 million through letters of credit or cash collateral. We believe that the significant equity investments of our shareholders provides us with a balanced capital structure.

Studio City Finance Limited

(A Development Stage Company)

Index To Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2013

Page

Unaudited Condensed Consolidated Balance Sheets	F-2

Unaudited Condensed Consolidated Statements of Operations	F-3

Unaudited Condensed Consolidated Statements of Cash Flows	F-4

Studio City Finance Limited

(A Development Stage Company)

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	June 30, 2013	December 31, 2012
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Restricted cash	$450,755	$125,463
Amounts due from affiliated companies	2,012	540
Prepaid expenses and other current assets	958	2,669

Total current assets	453,725	128,672

PROPERTY AND EQUIPMENT, NET	387,715	272,421
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	112,419	20,371
RESTRICTED CASH	326,687	741,683
DEFERRED FINANCING COST	15,910	16,546
LAND USE RIGHT, NET	160,383	166,435

TOTAL ASSETS	$1,456,839	$1,346,128

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accrued expenses and other current liabilities	$107,258	$104,018
Amounts due to affiliated companies	3,249	1,547
Amount due to ultimate holding company	201	354

Total current liabilities	110,708	105,919

LONG-TERM DEBT	825,000	825,000
ADVANCE FROM IMMEDIATE HOLDING COMPANY	258,664	90,084
OTHER LONG-TERM LIABILITIES	6,259	1,608
LAND USE RIGHT PAYABLE	48,157	71,358

SHAREHOLDER’S EQUITY
Ordinary shares (1)	—	—
Additional paid-in capital	298,596	298,596
Accumulated other comprehensive loss	(65)	(65)
Deficit accumulated during the development stage	(90,480)	(46,372)

Total shareholder’s equity	208,051	252,159

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$1,456,839	$1,346,128

(1)	The authorized share capital of Studio City Finance Limited was 50,000 shares of US$1 par value per share, as of June 30, 2013 and December 31, 2012, 1 share of US$1 par value per share was issued and fully paid.

Studio City Finance Limited

(A Development Stage Company)

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,		From inception on August 22, 2000 to
	2013	2012	2013	2012	June 30, 2013
OPERATING REVENUE
Other revenue	$742	$35	$1,316	$35	$1,971

OPERATING COSTS AND EXPENSES
General and administrative	(1,056)	(63)	(1,836)	(83)	(22,244)
Amortization of land use right	(3,026)	(1,565)	(6,052)	(2,765)	(18,077)
Depreciation	—	—	—	—	(238)
Pre-opening costs	(748)	(595)	(1,371)	(1,154)	(5,183)

Total operating costs and expenses	(4,830)	(2,223)	(9,259)	(4,002)	(45,742)

OPERATING LOSS	(4,088)	(2,188)	(7,943)	(3,967)	(43,771)

NON-OPERATING (EXPENSES) INCOME
Interest expenses, net	(11,762)	(10)	(24,667)	(20)	(33,624)
Other finance costs	(6,639)	—	(11,277)	—	(11,400)
Foreign exchange (loss) gain, net	(85)	7	(221)	23	(247)

Total non-operating (expenses) income	(18,486)	(3)	(36,165)	3	(45,271)

NET LOSS	$(22,574)	$(2,191)	$(44,108)	$(3,964)	$(89,042)

Studio City Finance Limited

(A Development Stage Company)

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,		From inception on August 22, 2000 to
	2013	2012	2013	2012	June 30, 2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash used in operating activities	$(29,528)	$(1,749)	$(29,903)	$(1,849)	$(55,221)

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for acquisition of property and equipment	(57,224)	(15,872)	(113,298)	(28,208)	(320,962)
Advance payments and deposits for acquisition of property and equipment	(12,853)	(22)	(38,560)	(22)	(38,560)
Payment for land use right	—	(35,428)	(22,083)	(35,428)	(84,401)
Changes in restricted cash	57,641	—	89,704	—	(777,442)
Proceeds from sale of property and equipment	—	—	—	—	2

Net cash used in investing activities	(12,436)	(51,322)	(84,237)	(63,658)	(1,221,363)

CASH FLOWS FROM FINANCING ACTIVITIES
Prepayment of deferred financing cost	(604)	—	(52,885)	—	(71,697)
Payment of deferred financing cost	(47)	—	(1,555)	—	(16,649)
Advance from immediate holding company	42,615	—	168,580	—	258,664
Amount due to an affiliated company	—	55,848	—	64,871	239,856
Proceeds from long-term debt	—	—	—	—	825,000
Loan from intermediate holding company	—	—	—	—	41,409

Net cash provided by financing activities	41,964	55,848	114,140	64,871	1,276,583

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	—	—	—	—	1

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	2,777	—	(636)	—
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	—	1,980	—	5,393	—

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$—	$4,757	$—	$4,757	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(23,449)	$—	$(23,449)	$—	$(23,449)

NON-CASH INVESTING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities	$14,494	$6,119	$43,614	$12,089	$54,115
Land use right cost funded through land use right payable	$—	$69,057	$—	$69,057	$93,994

F-4